UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended June 30, 2003

Commission File Number: 001-13475

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐	Form 40-F ☑

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(1):   ☐]

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(7):   ☐]

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐	No ☑

PART 1.     FINANCIAL INFORMATION

ITEM 1.     FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2002, a copy of which has been filed with the Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Auction revenues	$47,657	$38,864	$84,038	$68,181
Direct expenses	6,782	6,096	11,432	10,005

	40,875	32,768	72,606	58,176
Expenses:
Depreciation and amortization	2,908	2,170	5,554	4,121
General and administrative	17,274	15,741	33,949	31,763

	20,182	17,911	39,503	35,884
Earnings from operations	20,693	14,857	33,103	22,292
Other income (expenses):
Interest expense	(1,377)	(948)	(2,285)	(1,883)
Other	164	1,380	447	1,392

	(1,213)	432	(1,838)	(491)

Earnings before income taxes	19,480	15,289	31,265	21,801
Income taxes:
Current	6,022	4,144	8,778	4,761
Future	358	370	593	902

	6,380	4,514	9,371	5,663

Net earnings	$13,100	$10,775	$21,894	$16,138

Net earnings per share in accordance with Canadian and United States GAAP):
Basic	$0.78	$0.64	$1.30	$0.96
Diluted	$0.77	$0.64	$1.29	$0.95

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	June 30,	December 31,
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$170,126	$62,222
Accounts receivable	39,676	13,700
Inventory	6,265	7,223
Advances against auction contracts	2,835	179
Prepaid expenses and deposits	2,889	2,060
Income taxes recoverable	–	2,485

	221,791	87,869
Capital assets (note 3)	206,984	193,490
Funds committed for debt repayment (note 4)	16,714	13,000
Other assets	505	421
Goodwill	35,361	34,356

	$481,355	$329,136

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$139,200	$17,360
Accounts payable and accrued liabilities	26,903	33,544
Income taxes payable	4,286	–
Short-term debt	–	2,758
Current bank term loans (note 4)	12,530	8,764

	182,919	62,426
Bank term loans (note 4)	58,303	62,612
Other liabilities	3,115	2,758
Future income taxes	2,473	1,966
Shareholders’ equity:
Share capital (note 5)	70,915	69,499
Additional paid-in capital	4,646	4,646
Retained earnings	151,576	129,682
Foreign currency translation adjustment	7,408	(4,453)

	234,545	199,374
Commitments and contingencies (note 6)

	$481,355	$329,136

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars)
(Unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2001	$69,134	$4,332	$101,311	$(8,844)	$165,933
Net earnings	–	–	5,363	–	5,363
Net proceeds on stock options exercised	1	–	–	–	1
Foreign currency translation adjustment	–	–	–	(192)	(192)

Balance, March 31, 2002	69,135	4,332	106,674	9,036	171,105
Net earnings	–	–	10,775	–	10,775
Net proceeds on stock options exercised	319	–	–	–	319
Foreign currency translation adjustment	–	–	–	4,788	4,788

Balance, June, 2002	69,454	4,332	117,449	(4,248)	186,987
Net earnings	–	–	1,111	–	1,111
Net proceeds on stock options exercised	45	–	–	–	45
Foreign currency translation adjustment	–	–	–	(2,161)	(2,161)

Balance, September 30, 2002	69,499	4,332	118,560	(6,409)	185,982
Net earnings	–	–	11,122	–	11,122
Stock compensation tax adjustment	–	314	–	–	314
Foreign currency translation adjustment	–	–	–	1,956	1,956

Balance, December 31, 2002	69,499	4,646	129,682	(4,453)	199,374
Net earnings	–	–	8,794	–	8,794
Net proceeds on stock options exercised	389	–	–	–	389
Foreign currency translation adjustment	–	–	–	4,589	4,589

Balance, March 31, 2003	69,888	4,646	138,476	136	213,146
Net earnings	–	–	13,100	–	13,100
Net proceeds on stock options exercised	1,027	–	–	–	1,027
Foreign currency translation adjustment	–	–	–	7,272	7,272

Balance, June 30, 2003	$70,915	$4,646	$151,576	$7,408	$234,545

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net earnings	$13,100	$10,775	$21,894	$16,138
Items not involving cash:
Depreciation	2,908	2,170	5,554	4,121
Future income taxes	395	370	593	902
Net (gain) loss on disposition of capital assets	19	(1,078)	37	(918)
Changes in non-cash working capital:
Accounts receivable	10,263	18,303	(25,976)	(31,196)
Inventory	2,783	958	958	(1,670)
Advances against auction contracts	(2,656)	3,222	(2,656)	(138)
Prepaid expenses and deposits	(1,249)	(2,835)	(829)	(2,583)
Income taxes payable	4,286	–	4,286	–
Income taxes recoverable	778	221	2,485	311
Auction proceeds payable	2,959	(3,209)	121,840	126,193
Accounts payable and accrued liabilities	4,672	4,036	(6,641)	3,686
Other	(2,008)	1,579	(3,348)	1,530

	36,250	34,512	118,197	116,376
Investing activities:
Capital asset additions	(3,267)	(7,346)	(8,212)	(15,299)
Proceeds on disposition of capital assets	930	290	1,444	–
Increase in other assets	(53)	–	(84)	–

	(2,390)	(7,056)	(6,852)	(15,299)
Financing activities:
Issuance of share capital	1,027	319	1,416	320
Issuance of bank term loans	–	–	–	5,000
Repayment of bank term loans	(2,120)	(361)	(2,731)	(2,698)
Increase in other liabilities	307	–	357	1,571
Increase (decrease) in short-term debt	(2,487)	2,626	(2,758)	–
Increase in funds committed for debt repayment	–	–	(3,714)	(3,714)

	(3,273)	2,584	(7,430)	479
Effect of foreign currency rates on cash and cash equivalents	2,845	(645)	3,989	(669)

Increase (decrease) in cash and cash equivalents	33,432	29,395	107,904	100,887
Cash and cash equivalents, beginning of year	136,694	121,025	62,222	49,533

Cash and cash equivalents, end of year	$170,126	$150,420	$170,126	$150,420

Supplemental information:
Interest paid	$1,219	$858	$2,457	$1,740
Income taxes paid	$316	$3,923	$2,798	$4,450

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Tabular dollar amounts expressed in thousands of United States dollars)
(Information as at June 30, 2003 and for the periods ended June 30, 2003 and 2002 is unaudited)

1.	Significant accounting policies:

(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP. The interim consolidated financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements.

(b)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Mid-December through mid-February and July through August are traditionally less active periods. Gross auction sales and therefore auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Tabular dollar amounts expressed in thousands of United States dollars)
(Information as at June 30, 2003 and for the periods ended June 30, 2003 and 2002 is unaudited)

3.	Capital assets:

		Accumulated	Net book
June 30, 2003	Cost	depreciation	value

Buildings	$111,301	$12,773	$98,528
Land and improvements	91,563	2,987	88,576
Land and buildings under development	249	–	249
Automotive equipment	9,879	3,550	6,329
Yard equipment	7,709	3,426	4,283
Office equipment	5,464	2,881	2,583
Computer equipment	4,171	1,854	2,317
Computer software	7,537	4,129	3,408
Leasehold improvements	1,281	570	711

	$239,154	$32,170	$206,984

		Accumulated	Net book
December 31, 2002	Cost	depreciation	value

Buildings	$96,377	$10,234	$86,143
Land and improvements	87,265	2,539	84,726
Land and buildings under development	5,001	–	5,001
Automotive equipment	8,954	3,444	5,510
Yard equipment	6,644	2,902	3,742
Office equipment	4,874	2,492	2,382
Computer equipment	3,463	1,397	2,066
Computer software	5,766	2,613	3,153
Leasehold improvements	1,207	440	767

	$219,551	$26,061	$193,490

During the six months ended June 30, 2003 the Company capitalized interest of $89,000 (2002 – $844,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Tabular dollar amounts expressed in thousands of United States dollars)
(Information as at June 30, 2003 and for the periods ended June 30, 2003 and 2002 is unaudited)

4.	Bank term loans:

	June 30,	December 31,
	2003	2002

Term loans, unsecured, bearing interest between 7.10% and 7.21%, due in minimum annual installments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), plus interest, with the final payment occurring in 2004	$28,000	$29,750
Term loans, denominated in Canadian dollars, unsecured, bearing interest between 6.36% and 7.20%, due in monthly installments of interest only, with the full amount of the principal due in 2004	11,131	9,509
Term loans, unsecured, bearing interest between 2.60% and 7.91%, due in minimum annual installments of $500,000 plus interest, with the final payments due in 2005	8,500	9,000
Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with the final payments occurring in 2005 and 2006	18,000	18,250
Term loans, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.50%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008	1,091	999
Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly installments of EUR56,723 including interest, with the final payment occurring in 2013	4,111	3,868

	$70,833	$71,376
Current portion of bank term loans	12,530	8,764

	$58,303	$62,612

Funds committed for debt repayment	16,714	13,000

	$41,589	$49,612

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Tabular dollar amounts expressed in thousands of United States dollars)
(Information as at June 30, 2003 and for the periods ended June 30, 2003 and 2002 is unaudited)

5.	Share capital:

(a)	Shares issued:

Issued and outstanding, December 31, 2002	16,809,332
Common shares issued during the six months ended June 30, 2003:
For cash, pursuant to share options exercised	88,102

Issued and outstanding, June 30, 2003	16,897,434

(b)	Share options:

	Common	Range of
	Shares	Exercise
	Under Option	Prices

Outstanding, December 31, 2002	427,817	$0.10 - 38.625
Granted	154,400	31.050
Exercised	(88,102)	0.10 - 26.688
Expired	(1,000)	31.050

Outstanding, June 30, 2003	493,115	$0.10 - 38.625

Exercisable, June 30, 2003	323,715	$0.10 - 38.625

The options outstanding at June 30, 2003 expire on dates ranging to January 30, 2013.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Tabular dollar amounts expressed in thousands of United States dollars)
(Information as at June 30, 2003 and for the periods ended June 30, 2003 and 2002 is unaudited)

(c)	Net earnings per share:

The computations for basic and diluted earnings per share are as follows:

	Six months ended June 30, 2003

	Income	Shares	Per share
	(numerator)	(denominator)	amount

Basic net earnings per share	$21,894	16,838,392	$1.30
Effect of dilutive securities:
Share options	–	149,948	–

Diluted net earnings per share	$21,894	16,988,340	$1.29

	Six months ended June 30, 2002

	Income	Shares	Per share
	(numerator)	(denominator)	amount

Basic net earnings per share	$16,138	16,781,403	$0.96
Effect of dilutive securities:
Share options	–	117,749	–

Diluted net earnings per share	$16,138	16,899,152	$0.95

At June 30, 2003 the Company had options outstanding to purchase 10,000 common shares of the Company with an exercise price of $38.625 per share. These options were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Company’s shares for the six months then ended.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Tabular dollar amounts expressed in thousands of United States dollars)
(Information as at June 30, 2003 and for the periods ended June 30, 2003 and 2002 is unaudited)

(d)	Stock based compensation plan:

The Company uses the intrinsic value method to account for employee stock-based compensation awards. This method did not result in any compensation expense for the six months ended June 30, 2003 or 2002. Had compensation expense for option grants made under the Company’s stock option plan for the six month periods ended June 30, 2003 and 2002 been recorded in accordance with the fair value method at the applicable grant dates, the Company’s net earnings for the quarterly periods would have been as indicated by the pro forma amounts below:

	2003	2002

Pro forma net earnings	$21,286	$15,795
Pro forma earnings per share:
Basic	$1.26	$0.94
Diluted	1.25	0.93

For the purposes described above, the fair value of the share option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Risk free interest rate	3.1%	4.9%
Dividend yield	0%	0%
Expected lives	5 years	5 years
Volatility	18.3%	27.0%

The weighted average grant date fair value of options granted during the period ended June 30, 2003 was $7.34 per option (2002 – $8.74). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Six months ended June 30, 2003 and 2002
(Tabular dollar amounts expressed in thousands of United States dollars)
(Information as at June 30, 2003 and for the periods ended June 30, 2003 and 2002 is unaudited)

6.	Commitments and contingencies:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At June 30, 2003 the Company had outstanding guarantees under contract totaling $7,185,000 (undiscounted and before estimated proceeds from sale at auction) for equipment to be sold prior to October 3, 2003. The Company has not recorded a liability with respect to these guarantees.

7.	Comprehensive income:

Consolidated statements of comprehensive income:

	June 30,	June 30,
	2003	2002

Net earnings in accordance with Canadian and United States GAAP	$21,894	$16,138
Other comprehensive income:
Foreign currency translation adjustment	11,861	4,596

Comprehensive income in accordance with United States GAAP	$33,755	$20,734

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the three- and six-month periods ended June 30, 2003 compared to the three- and six-month periods ended June 30, 2002. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document and those included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2002.

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada; there are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles and are presented in United States dollars. The following discussion should also be read in conjunction with the disclosures below regarding forward-looking statements and risk factors.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment. At June 30, 2003, the Company operated from over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros.’ customers are primarily end users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies. The business is driven mainly by regular fleet upgrades and reconfigurations, as well as by the timing of the completion of major construction and other projects.

Ritchie Bros. operates in the auction segment of the global industrial equipment marketplace, a market that continues to grow primarily as a result of the increasing, cumulative world supply of used equipment. The auction segment is highly fragmented and has grown over the last number of years; management believes that this growth will continue. The Company believes that it has several key strengths that will enable Ritchie Bros. to continue to attract an increasing number of consignors and bidders to its auctions. These strengths include, but are not limited to, the Company’s reputation for conducting fair auctions, the Company’s size and international scope of operations, and the Company’s in-depth experience in the marketplace.

The unreserved auction process is one of the founding principles of the Company and, management believes, one of the Company’s significant competitive advantages. Unreserved means that there are no minimum prices for anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment.

One of Ritchie Bros.’ primary goals is to grow its gross auction sales. The Company’s strategies for accomplishing this objective include, among others, continued development of markets and regions in which Ritchie Bros. already operates and expansion of the Company’s presence into new and emerging markets and regions, particularly within Europe and North America. The Company also intends to continue to work with equipment manufacturers to expand sales of unused equipment at its auctions and to promote the merits of the unreserved auction process in general.

The Company is also using the Internet to enhance its business and service offerings and to extend further the geographic reach of its auctions (see discussion below). As well, the Company continues to develop its infrastructure in order to improve the productivity of its employees and enhance the service it provides to its customers.

Sources of Revenue and Revenue Recognition

A key indicator of the Company’s financial performance is gross auction sales, representing the total proceeds from all items sold at auction by Ritchie Bros. during the period. Gross auction sales is not a measure of revenue and is not presented in the Company’s consolidated financial statements. Auction revenues represent the commissions and other fees earned by the Company related to items sold at auction. Certain other Statement of Operations line items are also best understood by considering their relationships to gross auction sales. Management believes that gross auction sales provide the most meaningful comparative measure of the Company’s relative performance between periods. In addition, the Company’s commission rates can fluctuate from period to period and are not necessarily indicative of Ritchie Bros.’ sales efforts during the period.

Auction revenues are comprised of auction commissions, net profits on the sale of inventory, incidental interest income, handling fees on the sale of certain lots, and the recently introduced Internet Purchase Fee and Proxy Purchase Fee. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions are comprised primarily of two main components. Straight commissions are the most common type of commission and are generated by the Company when it acts as agent for consignors and earns a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately three-quarters of the Company’s gross auction sales volume on an annual basis.

In certain other cases, the Company guarantees minimum sales proceeds to the consignor and earns a commission based on the actual results of the auction, including a negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, the Company’s commission is reduced and, if proceeds are sufficiently lower, the Company can incur a loss on the sale. Ritchie Bros. factors in a higher rate of commission on these sales to compensate for the increased risk assumed by the Company. The Company’s exposure from these guarantee contracts fluctuates over time, but guarantees are generally outstanding for less than 45 days and the combined exposure at any point in time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. In recent periods, guarantee contracts have generally represented in the range of 20% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where the Company acquires ownership to a piece of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that the Company retains ownership, the cost of the equipment is recorded as inventory on the Balance Sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented in the range of 5% of gross auction sales on an annual basis.

The composition of auction revenues and the auction revenue rate (auction revenues as a percentage of gross auction sales) are tied mainly to the nature of contracts entered into with consignors in any particular period and fluctuate from period to period. The choice by consignors between straight commission, guarantee, or outright purchase arrangements is dependent upon many factors including general economic conditions. As a result, the mix of contracts and the effective auction revenue rate in a particular quarter or year are not necessarily indicative of future performance.

Since January 1, 2002, auction revenues have included a handling fee, payable by the buyer, equal to 10% of the selling price on all lots sold for 2,500 or less in the currency of the auction. The impact of this fee on auction revenues and the Company’s auction revenue rate in any given period will depend on the quantity and value of lots sold during that period.

On January 1, 2003, the Company implemented fees to recover some of the costs involved in running its proxy bidding service and the rbauctionBid-Live Internet bidding service. The Proxy Purchase Fee and the Internet Purchase Fee affect only buyers using these services. The fees are calculated as 2% of the selling price to a maximum of 500 per lot in the currency of the auction.

The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time the Company generally conducts more business than in the first and third calendar quarters.

The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. In addition, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the Company’s auctions increase in size.

Because of these seasonal and period-to-period variations, management believes that the Company’s gross auction sales and auction revenues are best compared on an annual, rather than quarterly basis.

Developments in the First Six Months of 2003

Ritchie Bros.’ primary goals for 2003 are to grow gross auction sales and net earnings, improve sales force productivity, and increase the customer base. Related goals include an enhanced focus on customer service, continued expansion into related markets and regions, and using the Internet and other technology to enhance the Company’s business.

During the first quarter of 2003 the Company conducted its first ever sale in Greece, an indication of Ritchie Bros.’ continued expansion into new regions.

During the second quarter of 2003 Ritchie Bros. opened its second regional auction unit in Australia, in the city of Melbourne, and a regional auction unit in Sagunto, Spain. The Company also opened its new permanent auction facility in Prince George, British Columbia, and acquired a parcel of land near Sacramento, California, on which it intends to establish a new permanent auction site. The new facility in Sacramento will replace Ritchie Bros.’s current regional auction unit in Stockton, California.

Critical Accounting Policies

In preparing the consolidated financial statements in conformity with Canadian generally accepted accounting principles, the Company’s management must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgments based on its understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, the Company evaluates these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets and goodwill, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in the consolidated financial statements. Actual amounts could differ materially from those estimated by management at the time the consolidated financial statements are prepared.

The following discussion of critical accounting policies is intended to supplement the Significant Accounting Policies presented as Note 1 to the Company’s consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of the consolidated financial statements. The policy discussed below is included here because it requires more significant judgments and estimates in the preparation and presentation of the consolidated financial statements than other policies.

Valuation of Goodwill

Management assesses the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities with previously recorded goodwill cease amortizing goodwill commencing January 1, 2002. Instead, the carrying value of goodwill is tested for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. The Company operates as a single reporting unit, which is the consolidated public company. As a result, the Company is able to refer to the stock market for a third party assessment of its fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of the Company’s stock may impact the assessment as to whether goodwill has been impaired. These changes may result from changes in Ritchie Bros.’ business plans or other factors that are outside management’s control. The Company performs the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The test was conducted as at September 30, 2002 and the Company determined that no impairment had occurred.

Results of Operations

Ritchie Bros. conducts operations on a global basis in a number of different currencies, but its reporting currency is the United States dollar. Approximately 30% of the Company’s revenues and approximately 40% of the Company’s operating costs are denominated in currencies other than the United States dollar. As a result, the presentation of the Company’s financial position and results of operations is impacted by fluctuations in foreign exchange rates.

The main currencies other than the United States dollar in which the Company’s revenues and operating costs are denominated are the Canadian dollar, the Australian dollar, and the Euro. In the past, fluctuations in the value of these currencies have not had a material impact on the presentation of the Company’s results of operations. However, in recent periods there has been a significant increase in the value of these currencies relative to the United States dollar. This fluctuation (the “Currency Fluctuation”) has resulted in higher revenues and operating costs as discussed in more detail below.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Auction Revenues

Auction revenues grew to $84.0 million during the six months ended June 30, 2003, an increase of $15.9 million or 23% compared to the equivalent period in the prior year. The improvement is a result of higher gross auction sales in 2003, combined with a higher average auction revenue rate on those sales and the impact of the Currency Fluctuation.

Gross auction sales totaled $804.5 million for the six months ended June 30, 2003, an increase of $97.2 million or 14% over the prior year comparative. The increase in 2003 is primarily a result of higher gross auction sales in Canada, Europe, and the Middle East compared to 2002. The $13.7 million sale in March 2003 of three catamaran high-speed ferries in British Columbia contributed to the increased volume in

Canada, as did the acquisition in August 2002 of the assets of All Peace Auctions and the subsequent creation of the Company’s APA Agricultural Division, the full results of which are reflected for the first time in 2003. The Currency Fluctuation also led to higher gross auction sales in 2003.

During the first half of 2003, the Company experienced an auction revenue rate of 10.45% compared to a rate of 9.64% in the first half of 2002. The improvement in 2003 can be attributed mainly to the above-average performance of the Company’s guarantee and inventory contracts.

For the six months ended June 30, 2003, the 10% handling fee described above (see “Sources of Revenue and Revenue Recognition”) generated auction revenues of approximately 0.41% of gross auction sales, consistent with the Company’s experience in 2002. At the end of 2002 the Company estimated that this fee would increase auction revenues by approximately 0.40% of gross auction sales for 2003. The Company expects the impact to be in this range for the full year in 2003.

The Proxy Purchase Fee and the Internet Purchase Fee described above (see “Sources of Revenue and Revenue Recognition”) together increased auction revenues by approximately 0.13% of gross auction sales for the six months ended June 30, 2003. At the end of 2002 the company estimated that these fees would increase auction revenues by approximately 0.10% of gross auction sales. The Company expects the impact to be in this range for the full year in 2003.

Prior to 2002, the Company’s expected average auction revenue rate was approximately 8.80%. With the introduction of the handling fee in 2002 and the Proxy and Internet Purchase Fees in 2003, the Company’s expected average auction revenue rate increased to 9.30%. Management assesses the Company’s auction revenue rate on a regular basis to determine if revenue rate expectations are reasonable in light of actual performance. Based on the current assessment, management has determined that Ritchie Bros. is now achieving a sustainably higher average auction revenue rate. The Company now expects its average auction revenue rate to be in the range of 9.50%.

The underlying reasons for the higher expected average auction revenue rate relate to the increased value of the Company’s services and the Company’s ability to recover the costs of delivering those services. In particular:

•	The maturity and experience of the Company’s sales force – between the beginning of 1998 and 2001 the Company increased its sales force by almost 70%. It typically takes between two and three years for these individuals to develop the skills and experience necessary to deliver the desired level of productivity and customer service. The majority of the employees added in the last five years are now reaching that level;

•	The expansion of the Company’s network of auction sites – between the beginning of 1998 and June 30, 2003 the Company increased its network of auction sites from 21 to 29 sites around the world. The Company invested approximately $180 million in facilities and infrastructure over this period, building new sites and upgrading old sites. These modern auction facilities offer more amenities for bidders and allow the Company to hold larger auctions. The size of the network is also more appealing to consignors, because there are more auction sites to chose from, which means lower transportation costs and improved convenience;

•	Larger bidder audiences – improved facilities and customer services, combined with more, larger auctions, have attracted an increasing number of bidders in recent years. The introduction of rbauctionBid-Live Internet bidding has contributed further to this trend. Larger bidder audiences are more attractive to consignors;

•	The benefits of the Company’s Internet initiatives – over the last several years the Company has invested in new and improved Internet tools for use by Ritchie Bros. customers. The result of these investments has been a higher level of customer service.

Management believes that these underlying factors have increased the value of the Company’s offerings. This higher value service, combined with the Company’s initiatives to recover some of the costs of enhanced customer service, has allowed Ritchie Bros. to achieve a higher overall auction revenue rate that management now believes will be sustainable.

Direct Expenses

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction site, security hired to safeguard equipment at the auction site and lease expenses for temporary auction sites.

Direct expenses for the six months ended June 30, 2003 totaled $11.4 million, an increase of $1.4 million or 14% compared to the equivalent period in the prior year, which is consistent with the increase in gross auction sales during the period. Direct expenses as a percentage of gross auction sales were 1.42% for the first six months of 2003 compared to 1.41% in the comparable period in 2002.

Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due to the economies of scale and other efficiencies typically achieved at permanent auction sites. Management expects that direct expenses as a percentage of gross auction sales will average approximately 1.45% in 2003.

Depreciation Expense

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in the Company’s business, including buildings and site improvements, automobiles, yard equipment, and computer hardware and software. Depreciation expense for the six-month period ended June 30, 2003 totaled $5.5 million, an increase of $1.4 million or 35% over depreciation of $4.1 million recorded in the first two quarters of 2002. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. In addition, the Currency Fluctuation resulted in higher depreciation expense on assets denominated in currencies other than the United States dollar.

Management anticipates that depreciation expense will continue to increase in the future as existing auction sites are improved and additional permanent auction sites are acquired and developed, though management expects that the rate of increase will be slower than in recent years because the acquisition and development of auction sites has slowed, as discussed below under “Liquidity and Capital Resources”.

General and Administrative Expenses

General and administrative expenses (“G&A”) include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, institutional advertising, insurance, general office, and information technology expenses. G&A increased to $33.9 million for the six-month period ended June 30, 2003, an increase of $2.1 million or 7% compared to G&A of $31.8 million in the first half of 2002. The Currency Fluctuation resulted in a significant portion of the growth in G&A. The balance of the increase is attributable to increased costs incurred in 2003 to support the growth initiatives of the Company, as well as to costs associated with the operation of new permanent auction sites opened during the prior year. Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support the Company’s growth plans, as well as other factors such as fluctuations in foreign exchange rates.

Interest Expense

Interest expense is comprised mainly of interest and bank charges paid on bank term debt and operating credit lines. Interest expense for the first six months of 2003 was $2.3 million compared to $1.9 million in the first half of 2002. During the first six months of 2003, the Company capitalized interest of $0.1 million (2002 – $0.8 million) related to properties under development. The 2003 period also reflects a reduction of $0.6 million relating to a provision for interest that had been established in prior years in connection with a potential income tax issue, which was resolved in the first quarter of 2003.

Other Income

Other income for the six months ended June 30, 2003 was $0.5 million, a $0.9 million decrease from the equivalent period in the prior year. The balance in 2002 included a $1 million gain on sale of redundant property. There was no such gain recorded in 2003.

Income Taxes

Income taxes of $9.4 million for the six-month period ended June 30, 2003 (2002 – $5.7 million) have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 30.0% for the first half of 2003 is higher than the 26.0% rate the Company experienced in the equivalent period in 2002 as a result of differences in earnings within the various tax jurisdictions in which the Company operates and earns its income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the division of earnings between the different tax jurisdictions in which the Company operates and earns its income.

Net Earnings

The Company finished the first six months of 2003 with net earnings of $21.9 million, or $1.29 per diluted common share, compared to $16.1 million, or $0.95 per diluted common share, for the equivalent period in 2002. Net earnings increased in 2003 primarily as a result of increased gross auction sales and an above average auction revenue rate, offset in part by increased direct expenses, G&A, depreciation and other expenses. The Currency Fluctuation did not have a material net effect on earnings for the six months ended June 30, 2003.

Three Months Ended June 30, 2003 Compared to Three Months Ended June 30, 2002

Auction Revenues

Auction revenues increased to $47.7 million during the second quarter of 2003, an improvement of $8.8 million or 23% compared to the comparable period in the prior year. The growth is attributable to higher gross auction sales in 2003, combined with a higher average auction revenue rate on those sales. Gross auction sales totaled $463.0 million for the quarter ended June 30, 2003, an increase of $48.9 million or 12% over the prior year comparative. The increase in 2003 is primarily a result of higher gross auction sales in Canada and Europe compared to the equivalent period in 2002, combined with the impact of the Currency Fluctuation. The results of the APA Agricultural Division are reflected for the first time in the second quarter of 2003 and contributed to the increase in Canadian gross auction sales.

During the quarter ended June 30, 2003, the Company experienced an auction revenue rate of 10.29% compared to a rate of 9.39% in the second quarter of 2002. The improvement in 2003 is attributable primarily to the above-average performance of the Company’s guarantee and inventory contracts.

For the quarter ended June 30, 2003, the 10% handling fee described above (see “Sources of Revenue and Revenue Recognition”) generated auction revenues of approximately 0.42% of gross auction sales, consistent with the Company’s experience in 2002. The Proxy Purchase Fee and the Internet Purchase Fee described above (see “Sources of Revenue and Revenue Recognition”) together increased auction revenues by approximately 0.13% of gross auction sales for the second quarter of 2003.

Direct Expenses

Direct expenses for the three months ended June 30, 2003 totaled $6.8 million, an increase of $0.7 million or 11% compared to the equivalent period in the prior year, roughly consistent with the growth in gross auction sales. Direct expenses as a percentage of gross auction sales were 1.46% for the second quarter of 2003 compared to 1.47% in the comparable period in 2002.

Depreciation Expense

Depreciation expense for the quarter ended June 30, 2003 totaled $2.9 million, an increase of $0.7 million or 34% over depreciation of $2.2 million recorded in the second quarter of 2002. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. In addition, the Currency Fluctuation led to higher depreciation costs in 2003 for assets held in currencies other than the United States dollar.

General and Administrative Expenses

G&A increased to $17.3 million for the quarter ended June 30, 2003, an increase of $1.6 million or 10% compared to G&A of $15.7 million in the 2002 second quarter. The increase in G&A is partly attributable to costs incurred in 2003 to support the growth initiatives of the Company, as well as to costs associated with the operation of new permanent auction sites opened during the prior year and the impact of the Currency Fluctuation.

Interest Expense

Interest expense for the second quarter of 2003 was $1.4 million compared to $0.9 million in the quarter ended June 30, 2002. During the second quarter of 2003, the Company capitalized a nominal amount of interest (2002 – $0.4 million) related to properties under development.

Other Income

Other income for the quarter ended June 30, 2003 was $0.2 million, a $1.2 million decrease from the equivalent period in the prior year. The balance in 2002 included a $1 million gain on sale of redundant property. There was no such gain recorded in 2003.

Income Taxes

Income taxes of $6.4 million for the quarter ended June 30, 2003 (2002 – $4.5 million) have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 32.8% for the second quarter of 2003 is higher than the 29.5% rate the Company experienced in the equivalent period in 2002 as a result of differences in earnings within the various tax jurisdictions in which the Company operates and earns its income.

Net Earnings

Net earnings for the second quarter of 2003 were $13.1 million, or $0.77 per diluted common share, compared to $10.8 million, or $0.64 per diluted common share, for the second quarter of 2002. Net earnings increased in the second quarter of 2003 primarily as a result of increased gross auction sales and an above average auction revenue rate, offset in part by increased direct expenses, G&A, depreciation and other expenses. The Currency Fluctuation did not have a material net effect on earnings for the three months ended June 30, 2003.

Liquidity and Capital Resources

The Company’s cash position can fluctuate significantly from period to period, largely as a result of differences between the timing and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. The Company usually collects auction proceeds from buyers within seven days of the auction and generally pays out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

Working capital including cash was $38.9 million at June 30, 2003, which in management’s opinion is adequate to meet the Company’s needs. The comparable balance at December 31, 2002 was $25.4 million.

Capital asset additions were $8.2 million for the six months ended June 30, 2003 compared to $15.3 million in the equivalent period in 2002. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further increase in capital assets of $12.3 million (2002 – $4.7 million increase).

The capital expenditures in the first half of 2003 relate primarily to the purchase of land in Sacramento, California to be used for a new permanent auction site, and to costs incurred in the construction of a replacement auction facility in Prince George, British Columbia that opened in May 2003. Subsequent to June 30, 2003 the Company entered into an agreement to sell a parcel of surplus land in Texas.

The Company incurred lower site development and building costs in the first half of 2003 than in the comparable period in 2002 as a result of the reduced pace of facilities expansion. The Company will continue to add additional permanent auction sites in selected locations as opportunities arise; actual expenditure levels in the future will depend on the Company’s ability to identify, acquire and develop suitable auction sites. Capital expenditures, including maintenance capital expenditures, are expected to be in the range of $15 million to $20 million per year on average for the next few years.

The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $99.1 million and to credit lines for funding property acquisitions of approximately $105.5 million. At June 30, 2003, the Company had no bank debt related to operations (2002 – $6.9 million), while bank debt related to property acquisitions totaled $70.8 million (2002 – $72.5 million), leaving net credit lines of $99.1 million available for operations and net credit lines of $34.7 million available for property acquisitions.

The Company had floating rate debt of $4.1 million at June 30, 2003 (2002 – $4.1 million) with the remainder being fixed rate debt. The Company is subject to interest rate risk on the floating rate debt, but an increase in interest rates would not have a material impact on the Company’s financial condition or results of operations because the balance is not significant. At June 30, 2003, the Company was in compliance with all of the financial covenants applicable to its bank debt.

On July 31, 2003, the Company’s Board of Directors declared a quarterly cash dividend of $0.15 per common share payable on October 3, 2003 to shareholders of record as of September 5, 2003. The total dividend payment will be approximately $2.5 million.

Although the Company cannot accurately anticipate the future effect of inflation on its financial condition or results of operations, inflation historically has not had a material effect on the Company’s operations.

The Company is exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. The Company cannot however, accurately predict the future effects of foreign currency fluctuations on its financial condition or results of operations. For the six months ended June 30, 2003, approximately 30% of the Company’s revenues were earned in currencies other than the United States dollar and approximately 40% of the Company’s operating costs were denominated in currencies other than the United States dollar. The Company does not hedge against foreign currency rate fluctuations associated with its operations denominated in currencies other than the United States dollar. The Company attempts to minimize the financial impact of currency fluctuations by maintaining cash resources in the different currencies in which it conducts operations.

During the six-month period ended June 30, 2003 the Company recorded a foreign currency translation adjustment of $11,861 (2002 – $4,596). The foreign currency translation adjustment relates to the translation of the Company’s net assets denominated in currencies other than the United States dollar into the Company’s reporting currency (the United States dollar).

Recent Accounting Pronouncements

In January 2003 the Accounting Standards Board in Canada issued Handbook Section 3063, Impairment of long-lived assets, establishing standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The new Canadian standard is substantially the same as the existing standard in the United States. The adoption of the new Canadian standard in 2003 has not had a material impact on disclosure of the Company’s financial condition or results of operations.

In February 2003 the Accounting Standards Board in Canada issued Accounting Guideline 14, Disclosure of Guarantees, clarifying the financial statement disclosures to be made by a guarantor about its obligations under guarantees. The new Canadian guidance is substantially the same as the standard adopted in the United States in 2002 (Financial Accounting Standards Board Interpretation No. 45) and applied by the Company in its December 31, 2002 consolidated financial statements. The adoption of this new guidance in 2003 has not had a material impact on the presentation of the Company’s financial condition or results of operations.

Forward-Looking Statements

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, among others, statements relating to: future performance by the Company; growth of the Company’s operations, including expansion of the markets in which it conducts auctions, the scope of services it offers and the number of consignors and bidders participating in its auctions; growth of auction industry markets and segments; the Company’s competitive strengths; increased sales force productivity; auction revenues and auction revenue rates, including increases in auction revenues resulting from fees and other factors; direct expense rates; depreciation expenses; the effect on G&A of expanded infrastructure and workforce; potential increases in income taxes; the anticipated improvement, acquisition and development of permanent auction sites; future capital expenditures; Internet initiatives and the contribution to operating results from Internet-based auction purchases; and financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify these and other forward-looking statements. The Company’s forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these and other relevant factors.

Risk Factors

The Company May Not Be Able to Achieve and Manage Growth

A principal component of the Company’s strategy is to continue to grow by increasing earnings from operations in the Company’s existing markets and by expanding into new geographic markets and into auction market segments that the Company has not historically emphasized. The Company’s future growth will depend upon a number of factors, both within and outside of the Company’s control, including:

•	the identification and development of new markets;

•	the identification and acquisition on favorable terms of suitable new auction sites and, possibly, of suitable acquisition candidates;

•	the ability to hire, train and retain qualified personnel;

•	the successful integration of new sites and any acquired businesses with the Company’s existing operations;

•	the acceptance by potential consignors and industrial equipment buyers of the auction process generally, as well as of the Company’s expansion into new markets and market segments;

•	the establishment and maintenance of favorable relationships with consignors and bidders in new markets and the maintenance of such relationships in existing markets;

•	the supply of and demand for industrial equipment, both on a local and global basis;

•	the receipt of any required governmental authorizations for proposed development or expansion; and

•	the Company’s ability to manage expansion and to obtain required financing.

There can be no assurance that the Company will successfully expand its operations or that any expansion will be profitable. Further, the results achieved by the Company to date may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company’s current markets.

If the Company is successful in expanding its operations it will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company’s current operating and financial systems and controls will be adequate to the extent the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

The Company’s Operating Results are Subject to Quarterly Variations

The Company’s revenues and operating results historically have fluctuated from quarter to quarter. These fluctuations have been and are expected to continue to be caused by a number of factors, including:

•	the timing and size of auctions;

•	the seasonal nature of the auction business in general;

•	general economic conditions in the Company’s markets;

•	the timing of acquisitions and development of auction sites and related costs; and

•	the effectiveness of integrating new sites or acquired businesses.

Additionally, the Company generally incurs substantial costs in entering new markets and the profitability of operations at a new location is uncertain, in part because the number and size of auctions at new locations is more variable than at the Company’s more established locations. These factors, among others, may cause the Company’s results of operations in some future quarters to be below the expectations of investors or results of previous quarters, which could have a material adverse effect on the market price of the Common Shares.

The Company may Incur Losses Related to its Price Guarantees, Purchases of Inventory, Advances to Consignors and Guarantees of Clear Title, Which Could Harm the Company’s Operating Results

The Company generally offers its services to consignors of used equipment on a straight commission basis. In certain circumstances the Company will, subject to its evaluation of the equipment, either:

•	offer to guarantee the consignor a minimum level of gross sale proceeds, regardless of the ultimate results of the auction; or,

•	offer to purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced or, if sufficiently lower, the Company would incur a loss. If auction proceeds are less than the purchase price paid by the Company, the Company would incur a loss. Because all its auctions are unreserved, the Company cannot protect itself against such losses by bidding on or acquiring any items at the auctions. In recent periods, guarantees contracts and purchases and sales by the Company of inventory have generally represented approximately one-quarter of the Company’s annual gross auction sales.

Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If the Company were unable to auction the equipment or if auction proceeds were less than amounts advanced, the Company could incur a loss.

The Company guarantees that each item purchased at its auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While the Company expends considerable effort ensuring that all liens have been identified and, if necessary, dealt with prior to the auction sale, there have been instances where liens have not been properly identified or discharged and the Company has had to make payments to the relevant lienholders or purchasers. If the Company is not able to recover sufficient funds from the consignors to offset the payment to the lienholders, the Company would incur a loss and such losses could be material.

Adverse Changes in Economic Conditions May Decrease Demand for Industrial Equipment, Which Would Decrease Gross Auction Sales and the Company’s Auction Revenues

A substantial portion of the Company’s revenues is derived from customers in industries that are cyclical in nature and subject to changes in general or regional economic conditions. Adverse changes or downturns in a given industry may decrease demand for related equipment and lead to lower auction revenues. Although auction sales to residents of countries or regions other than the country or region in which the auction is held have generally been increasing in recent years, approximately one-half of auction revenues is generated by same-country or same-region purchasers. As a result, the Company’s operating results in a particular country or region may be adversely affected by events or conditions in that country or region, such as a local economic slowdown, adverse weather affecting local industries and other factors. The Company’s operating results may also be adversely affected by increases in interest rates that may lead to a decline in economic activity, which may adversely affect demand for industrial equipment.

Competition in the Company’s Markets May Lead to Reduced Revenues and Profitability

The international industrial equipment market and the industrial equipment auction market are highly fragmented. The Company competes for potential purchasers of industrial equipment with other auction companies and with indirect competitors such as equipment manufacturers, distributors and dealers that sell new or used equipment, as well as equipment rental companies. The Company also competes for potential consignors with other auction companies and with indirect competitors such as used equipment dealers.

The Company’s direct competitors are primarily regional auction companies. Some of the Company’s indirect competitors have significantly greater financial and marketing resources and name recognition than the Company. New competitors with greater financial and other resources than the Company may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to the Company’s entry into such markets. They may also compete against the Company via Internet-based services. To the extent existing or future competitors seek to gain or retain market share by reducing commission rates, the Company may also be required to modify its commission rates, which may adversely affect the Company’s results of operations and financial condition.

Decreases in the Supply of, Demand for, or Market Values of Industrial Equipment, Primarily Used Industrial Equipment, Would Harm the Company’s Business

There are many factors that have an impact on the supply of and demand for used equipment, most of which the Company cannot control. In addition, market values for used equipment fluctuate based on circumstances beyond the Company’s control. Price competition for new equipment has a direct impact on the supply of, demand for, and market value of used equipment. Some industrial equipment manufacturers have special promotions offering low or no down payment and low or no interest charges to increase sales of new equipment. In addition, competition between manufacturers of equipment exerts downward pressure on new equipment prices, which in turn impacts the supply of, demand for, and market values of used equipment. A significant erosion in the supply of, demand for and market values of used equipment could have a material impact on the Company’s financial condition and results of operations.

The Company’s Operations are Subject to Substantial Environmental and Other Regulations, Which may Significantly Increase the Company’s Expenses or Limit its Operations and Ability to Expand

In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with such laws, rules and regulations could result in substantial liability to the Company, suspension or cessation of certain of the Company’s operations, restrictions on the Company’s ability to expand at its present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses.

The development or expansion of auction sites is contingent upon receipt of required licenses, permits and other governmental authorizations. The inability of the Company to obtain such required items could have an adverse effect on its results of operations and financial condition. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such real estate, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that environmental contamination does not exist at the Company’s acquired or leased auction sites from prior activities at such locations or from neighboring properties, that additional auction sites acquired or leased by the Company will not prove to be so contaminated, or that future uses of or conditions on the properties or sites will not result in contamination. Any such contamination could materially adversely affect the Company’s financial condition or results of operations.

The Company is aware of potential restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between certain jurisdictions. One example of such restrictions is environmental certification requirements in the United States. If these restrictions were to materially affect the ability of customers to ship equipment to or from the Company’s auction sites, they could materially adversely affect the Company’s business, financial condition and results of operations.

The imposition of additional export or import regulations or of additional duties, taxes or other charges on exports or imports could have a material adverse impact on participation in the Company’s auctions by international bidders and consignors. Reduced participation by such parties could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s Insurance May Not Be Sufficient to Cover Losses That May Occur as a Result of the Company’s Operations

The Company maintains property and general liability insurance. There can be no assurance that such insurance will remain available to the Company at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by the Company. The Company’s auctions generally involve the operation of large equipment close to a large number of people; if an accident occurred, it could result in substantial damage to the Company’s facilities or injury to auction attendees. If the Company is liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of its coverage, its business, results of operations and financial condition could be materially adversely affected.

The Company’s Substantial Operations Outside the United States and Canada Expose it to Foreign Exchange Rate Exposure and Political, Governmental and Economic Instability, Which Could Adversely Affect the Company’s Operations

The Company conducts business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intends to expand its international presence. The Company’s business in and operating results relating to international markets may be adversely affected by fluctuating currency exchange rates, acts of terrorism or war, and by changing social, economic, political and governmental conditions and regulations.

Although the Company reports its financial results in United States dollars, for the six months ended June 30, 2003 approximately 40% of its auction revenues were generated at auctions held in countries other than the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could have an adverse effect on the presentation of the Company’s results of operations and financial condition and could cause fluctuations in the Company’s earnings.

The Company Depends on Key Personnel, the Loss of Any of Which Would Harm the Company

The Company’s future performance and development will depend to a significant extent on the efforts and abilities of David E. Ritchie, a co-founder of the Company and its Chairman and Chief Executive Officer, and of its other executive officers. The loss of the services of one or more of such individuals or other senior managers could have a material adverse effect on the Company’s business. The Company does not maintain key man insurance on the lives of any of its employees. The Company’s ongoing success will depend on its continuing ability to attract, develop and retain skilled personnel in all areas of its business.

The Company May Not be Able to Continue to Pay Regular Dividends

On July 31, 2003 the Company’s Board of Directors declared a quarterly cash dividend of $0.15 per common share. The declaration and payment of cash dividends in the future will depend upon the Company’s financial position, results of operations, cash requirements and other factors. There can be no assurance as to the amount of future dividends or that the Company will continue to declare and pay dividends, even if the necessary financial conditions are met and sufficient cash is available for distribution.

The Company’s Internet-related Initiatives Are Subject to Technological Obsolescence in the Rapidly-Changing Internet Environment

The Company has invested significant resources in the development of its Internet presence in general, and its rbauctionBid-Live Internet bidding service in particular. In spite of this investment, these new technologies may not result in any material improvement in the Company’s financial condition or results of operations over the long term, and may require further investment in the future. In addition, the Company may not be able to continue to adapt its business to Internet commerce.

Internet-related products and services are complex and rapidly evolving. The Company’s Internet tools require regular updating in order to prevent obsolescence; there can be no assurances that the Company can complete these updates in a timely manner. In addition, there can be no assurance that the Company’s infrastructure, networks, applications and systems will successfully accommodate growth in peak traffic volumes as the rbauctionBid-Live service is rolled out to a greater number of auctions and the Company’s Internet tools become more popular. In addition, the Company’s initiatives may not be able to compete effectively against on-line bidding technologies offered by competitors.

PART 2.     OTHER INFORMATION

ITEM 6.     EXHIBITS

Number	Description

*3.1	Articles of Amalgamation, as amended

*3.2	By-laws

*4.1	Form of common share certificate

4.2	Description of capital shares contained in the Articles of Amalgamation (see Exhibit 3.1)

4.3	Description of rights of securityholders contained in the By-laws (see Exhibit 3.2)

*10.1	1997 Stock Option Plan, as amended

*10.2	Form of Indemnity Agreement for directors and officers

**10.3	Asset Purchase Agreement dated as of February 19, 1999 among Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and certain other parties

**10.4	Loan Agreement dated as of March 26, 1999 between Ritchie Bros. U.S. Finance Limited Partnership (Delaware), Ritchie Bros. Auctioneers Incorporated and U.S. Bank National Association

*	Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

**	Incorporated by reference to the same exhibit number from the Report of Foreign Issuer on Form 6-K filed on May 14, 1999 (File No. 001-13425).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)

Date: August 6, 2003	By:	/s/ Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary